SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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Almacenes Éxito S.A.
(Name of Subject Company)

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Almacenes Éxito S.A.
(Name of Person Filing Statement)

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Common Shares, par value of COP 3.33 per common share
American Depositary Shares, each representing eight common shares
(Title of Class of Securities)

02028M105*
(CUSIP Number of Class of Securities)

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Ivonne Windmueller Palacio
Chief Financial Officer
Carrera 48 No. 32B Sur – 139
Avenida Las Vegas
Envigado, Colombia
+(57 604) 604 9696
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

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With copies to:

John Vetterli
Karen Katri
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
(212) 819-8200

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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*        The CUSIP number is for the American Depositary Shares relating to the common shares. No CUSIP number exists for the underlying common shares, because such shares are not traded in the United States.

Item 1. Subject Company Information

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Almacenes Éxito S.A., a corporation (sociedad anónima) incorporated under the laws of Colombia (the “Company” or “Éxito”). Éxito’s principal executive offices are located at Carrera 48 No. 32B Sur – 139, Envigado, Colombia. Its telephone number is +(57 604) 604 9696.

The title of the class of equity securities to which this Schedule 14D-9 relates are common shares, par value of 3.33 Colombian pesos per share, of Éxito (“Éxito Common Shares”), and Éxito Common Shares represented by American Depositary Shares (“ADSs”), each represented by eight Common Shares (“Éxito ADSs” and, together with the Éxito Common Shares, “Éxito Securities”) As of the close of business on November 30, 2023, 1,590,000,000 Éxito Common Shares were authorized, of which 1,297,864,359 Éxito Common Shares (not including treasury shares) were outstanding, including 673,660,016 Éxito Common Shares representing 84,207,502 Éxito ADSs.

Item 2. Identity and Background of Filing Person

The name, business address and business telephone number of Éxito, which is the subject company and the person filing this Schedule 14D-9 (the “Filing Person”), are set forth in “Item 1. Subject Company Information — Name and Address” above. Éxito’s website address is https://www.grupoexito.com.co/en. The information on Éxito’s website is not a part of this Schedule 14D-9 and is not incorporated herein by reference.

This Schedule 14D-9 relates to the tender offer by Cama Commercial Group, Corp. (the “Purchaser”), a Panamanian corporation and a wholly owned subsidiary of Clarendon Worldwide S.A. (“Clarendon”), a Panamanian corporation, to purchase all of the issued and outstanding Éxito Common Shares, including Éxito Common Shares represented by ADSs, from all holders of Éxito Common Shares who are “U.S. Persons” (as defined herein) (each, a “U.S. holder”) and all holders of Éxito ADSs wherever located, as applicable, for cash at a purchase price (i) for each Éxito Common Share of the Colombian peso equivalent of US$0.9053 per Éxito Common Share, payable in Colombian pesos based upon the Tasa Representativa del Mercado (TRM), published and certified by the Financial Superintendence of Colombia (Superintendencia Financiera de Colombia, or “SFC”) for the allocation date as set forth in the first offer notice for the Colombian Offer (as defined below) (the “Settlement TRM”), and (ii) for each Éxito ADS of US$7.2424 per Éxito ADS, payable in U.S. dollars, in each case, without interest, and less any applicable withholding taxes and brokerage fees and commissions, upon the terms and subject to certain conditions described in the Purchaser’s offer to purchase dated as of December 18, 2023 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Notice of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery (which together, as they may be amended or supplemented from time to time, constitute the “U.S. Offer ”) filed as exhibits to the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on December 18, 2023 by the Purchaser. According to the Schedule TO, all of Clarendon’s issued and outstanding shares are held by Fundación El Salvador del Mundo (the “Foundation”). The board of the Foundation has a sole member, Avelan Enterprise Ltd. (“Avelan”), which is an entity wholly owned by Francisco Javier Calleja Malaina (together with the Purchaser, Clarendon, the Foundation and Avelan, the “Offerors”). Mr. Calleja is the sole beneficiary of, and controls, the Foundation. Mr. Calleja controls Grupo Calleja (“Grupo Calleja”), which owns the leading grocery retailer group in El Salvador operating under the brand Super Selectos and includes Supermercados De Todo and Selectos Market.

According to the Schedule TO, all payments to tendering holders of Éxito ADSs and Éxito Common Shares pursuant to the U.S. Offer will be rounded to the nearest whole U.S. cent or Colombian peso cent, respectively. According to the Schedule TO, through a concurrent offer in Colombia, the Purchaser is offering to purchase all of the issued and outstanding Éxito Shares (including Éxito Common Shares represented by Brazilian Depositary Receipts (“BDRs”), each representing four Éxito Shares (“Éxito BDRs”)) wherever located, including Éxito Shares held by holders resident in the United States, at the same purchase price of US$0.9053 per Éxito Common Share payable (i) for tendering holders who are Colombian residents or foreign residents registered with the Central Bank of Colombia (Banco Central de Colombia) as foreign direct investors (inversionistas directos extranjeros), at their election, in U.S. dollars or in Colombian pesos based upon the Settlement TRM or (ii) for tendering holders who are foreign residents registered with the Central Bank of Colombia as foreign portfolio investors (inversionistas de portafolio extranjeros) only in Colombian pesos (the “Colombian Offer” and, together with the U.S. Offer, the “Offers”). According to the Schedule TO, non-U.S. holders of Éxito Common Shares will not be permitted to tender their Éxito Common Shares (including Éxito Common Shares withdrawn from Éxito ADSs) in the U.S. Offer and instead must tender into the Colombian Offer. According to the Schedule TO, Éxito ADSs (regardless of the location of the holders) may only be tendered into the U.S. Offer.

According to the Schedule TO, the U.S. Offer is scheduled to expire at 5:00 p.m., New York City time, on January 18, 2023, unless the U.S. Offer is extended. According to the Schedule TO, under Colombian law, the initial offering period of the Colombian Offer must be at least 10 and no more than 30 business days and may be extended one time for an additional period that when added to the initial offering period does not exceed 30 business days. According to the Schedule TO, the initial 21-business day offering period of the Colombian Offer is scheduled to expire on January 19, 2024, one business day after the expiration of the U.S. Offer. According to the Schedule TO, the U.S. Offer and the Colombian Offer are expected to be settled on the same day. According to the Schedule TO, if the Colombian Offer is extended for any reason, the Purchaser intends to also extend the U.S. Offer so that the U.S. Offer offering period expires the business day prior to the offering period set forth for the Colombian Offer.

According to the Schedule TO, the U.S. Offer is being made pursuant to the OPA Pre-Agreement among the Purchaser and certain shareholders of Éxito (the “Selling Shareholders”, as defined below), dated as of October 13, 2023 (as it may be further amended, restated or supplemented from time to time in accordance with its terms, the “OPA Pre-Agreement”), the Selling Shareholders have agreed to tender and not withdraw all of their Éxito Common Shares, ADSs and BDRs, representing, in the aggregate, 47.36% of the outstanding Éxito Common Shares as of October 13, 2023 (including Éxito Common Shares represented by ADSs and BDRs), in the Offers. According to the Schedule TO, under the terms of the OPA Pre-Agreement, the Offers are subject only to a condition precedent that immediately prior to the expiration of the Offers, the number of Éxito Common Shares (including Éxito Common Shares represented by ADSs and BDRs) validly tendered pursuant to the Offers (and not properly withdrawn prior to the expiration of the Offers), represents at least 51% of all of the Éxito Common Shares (including Éxito Common Shares represented by ADSs and BDRs) then issued and outstanding (determined on a fully-diluted basis) (such condition, the “Minimum Condition”). In addition, according to the Schedule TO, the OPA Pre-Agreement may be terminated by the Purchaser or the Selling Shareholders if any governmental authority shall have issued an order permanently enjoining the Selling Shareholders from accepting the Offers during the relevant acceptance periods, and such order shall have become final and non-appealable. Finally, according to the Schedule TO, the Purchaser may terminate the OPA Pre-Agreement and the Offers if a third party launches a competitive tender offer in accordance with applicable U.S. and Colombian rules during the applicable acceptance periods for the Offers. According to the Schedule TO, The Purchaser has no obligation to match or top a competing tender offer in Colombia, nor in the United States.

The Selling Shareholders are Casino Guichard-Perrachon S.A. a société anonyme organized under the laws of France, Segisor S.A.S., a société par actions simplifiée organized under the laws of France, Géant International B.V., a besloten vennootschap organized under the laws of the Netherlands, Helicco Participações Ltda., a sociedade empresária limitada organized under the laws of Brazil, Companhia Brasileira de Distribuição a sociedade anónima organized under the laws of Brazil, and GPA 2 Empreendimentos e Participações Ltda., a sociedade empresária limitada organized under the laws of Brazil.

As used herein, a “U.S. Person” means: (1) any individual resident in the United States; (2) any partnership or corporation organized or incorporated in the United States; (3) any estate of which any executor or administrator is a U.S. Person; (4) any trust of which the trustee is a U.S. Person; (5) any agency or branch of a foreign entity located in the United States; (6) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (7) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States; and (8) any partnership or corporation if (A) organized or incorporated under the laws of any foreign jurisdiction and (B) formed by a U.S. Person for the purpose of investing in securities not registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless it is organized or incorporated, and owned by accredited investors (as defined in Rule 501(a) under the Securities Act); excluding, in each case, persons deemed not to be “U.S. persons” pursuant to Rule 902(k)(2) of Regulation S under the Securities Act.

According to the Schedule TO, the business address of each of the Offerors is c/o Clarendon Worldwide, S.A. Prolongación 59 Avenida Sur, entre Avenida Olímpica and Calle El Progreso, #2934, San Salvador, El Salvador 06015, and the telephone number at such address is +503 7871-3354.

Item 3. Past Contracts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates (including the Selling Shareholders), on the one hand, and the Offerors, their executive officers, directors or affiliates, on the other hand, except for the OPA Pre-Agreement (as described in “Item 2. Identity and Background of Filing Person” above), and attached hereto as exhibit (e)(1).

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates (including the Selling Shareholders), on the one hand, and the executive officers, directors or affiliates of the Company, on the other hand, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the section entitled “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” in Amendment No. 1 to the Company’s Registration Statement on Form 20-F, filed with the SEC on July 20, 2023 (the “Registration Statement”), and attached hereto as exhibit (e)(2). In addition, five of the eight current directors of the Company are affiliates of the Selling Shareholders. These five directors are (1) Christophe Hidalgo, (2) Guillaume Michaloux, (3) Rafael Russowsky, (4) Philippe Alarcon, and (5) Bernard Petit.

None of the Company’s directors or executive officers individually own more than 1% of the Éxito Common Shares (including Exito Common Shares represented by ADRs or BDRs). For more information about the share ownership of Éxito’s directors and officers, see the section entitled “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders” in the Registration Statement, attached hereto as exhibit (e)(2).

According to the Schedule TO, the Purchaser has no current plans with respect to any changes in Éxito’s business, corporate structure, organizational documents, capitalization, board of directors, management, business development opportunities, indebtedness or dividend policy.

Item 4. The Solicitation or Recommendation

Colombian law does not require a recommendation of the Company or the members of the Company’s Board of Directors (the “Board”) that the Company’s shareholders accept or reject the Offers or that the Company or the Board take any position with respect thereto. As such, the Company does not express an opinion and remains neutral with respect to the Offers. The Company believes that the decision of shareholders as to whether or not to tender their Éxito Securities in the Offers is a personal investment decision based upon each individual shareholder’s particular circumstances. The Company urges each shareholder to consider all of the available information in determining whether to tender, including the adequacy of the offer price in light of the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook and any other factors that the shareholder deems relevant to its investment.

As described in “Item 2. Identity and Background of Filing Person” above, the Selling Shareholders have agreed in the OPA Pre-Agreement to tender in the Offers all of their Éxito Common Shares (including Éxito Common Shares represented by ADSs and BDRs), representing, in the aggregate, 47.36% of the outstanding Éxito Common Shares.

In addition, pursuant to Colombian law, the Board must approve the sale of Éxito Common Shares (including Éxito Common Shares represented by ADSs and BDRs) by directors or executive officers of Éxito. As described in a material fact released by Éxito, an English translation of which is attached hereto as exhibit (a)(5)(i), the Board has approved the disposition by directors and executive officers of Éxito of 62,109 BDRs (representing 248,436 Éxito Common Shares) and 438 Éxito Common Shares in the Offers. These Éxito Securities represent, in the aggregate, less than 0.02% of the outstanding Éxito Common Shares. To the knowledge of Éxito, except as described above, none of Éxito’s directors or executive officers or any affiliate or subsidiary of Éxito currently intends to tender in the Offers or sell any Éxito Common Shares that such person or entity holds of record or beneficially owns.

Item 5. Person/Assets Retained, Employed, Compensated or Used

Neither Éxito, nor any person acting on its behalf, has employed, retained or agreed to compensate, or intends to employ, retain or agree to compensate, any person to make solicitations or recommendations in connection with the Offers.

Item 6. Interest In Securities of the Subject Company

No transactions with respect to Éxito Common Shares (including Éxito Common Shares represented by ADSs and BDRs) have been effected by Éxito or, to its knowledge after making reasonable inquiry, by any of the members of the Board, executive officers or affiliates during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals

Éxito is not undertaking or engaged in any negotiations in response to the Offers that relate to: (1) a tender offer or other acquisition of Éxito’s securities by Éxito, any subsidiary of Éxito or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Éxito or any subsidiary of Éxito; (3) any purchase, sale or transfer of a material amount of assets by Éxito or any subsidiary of Éxito; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Éxito.

There are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offers that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results or events to be materially different. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on Éxito’s expectations as of the date they were first made and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, the outcome and timing of regulatory reviews and the timing of the launch and completion of the tender offer. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Unless as otherwise stated or required by applicable law, Éxito undertakes no obligation and does not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9. Exhibits

Exhibit No.	Description
(a)(2)(i)	Material Fact, dated December 20, 2023 (English translation).
(a)(5)(i)	Material Fact, dated December 20, 2023 (English translation).
(e)(1)

OPA Pre-Agreement, dated October 13, 2023 (English translation) (incorporated by reference to Exhibit 99.1 to the Form 6-K of Almacenes Éxito S.A. furnished to the Securities and Exchange Commission on November 13, 2023).

(e)(2)

Excerpts from the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Almacenes Éxito S.A. (File No. 001-41736) filed with the Securities and Exchange Commission on June 20, 2023).*

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*        The section entitled “Item 7. Major Shareholders and Related Party Transactions” is incorporated by reference herein.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2023	Almacenes Éxito S.A.
/s/ Carlos Mario Giraldo Moreno
Name: Carlos Mario Giraldo Moreno
Title: Chief Executive Officer
/s/ Ivonne Windmueller Palacio
Name: Ivonne Windmueller Palacio
Title: Chief Financial Officer